SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME SETS RECORD HIGH
EARNINGS OF $64 MILLION IN Q1

TUESDAY, APRIL 29, 2003

	For the three months ended March 31

(all dollar amounts reported in U.S. dollars)	2003 $ (iv)	2002 $ (iii)

Financial (millions US$)
Sales	409	303
Mine operating earnings	93	98
Net earnings	64	37
Cash flow from operations	85	95
Per common share
Net earnings	0.16	0.11
Cash flow from operations (i)	0.21	0.29
Weighted average number of Common shares outstanding (millions)	408.8	329.3

Return on net assets (i) (ii)	3.8%	3.9%

Operating
Placer Dome's share:
Gold production (000s ozs)	903	666
Gold cash production costs ($/oz)	205	165
Gold total production costs ($/oz)	260	222

FIRST QUARTER HIGHLIGHTS

  Net earnings of $64 million or $0.16/share set a new quarterly earnings record, benefiting from increased production and an increased realized gold price. Net earnings also benefited from unrealized non-hedge derivatives gains of $35 million after tax, offset by an after-tax charge to earnings of $17 million due to the change in accounting policy for asset retirement obligations, as outlined in the 2002 fourth quarter report.

  Cash flow from operations totals $85 million or $0.21/share, down 11% over the first quarter of 2002 due to higher cash operating costs, deferred stripping expenditures and increased exploration spending.

  Mine operating earnings total $93 million, down 5% over the corresponding period in 2002 due to higher production costs, which more than offset the increased gold production.

  Placer Dome’s precious metal sales program realized an average spot price of $358/oz, a $6/oz premium over the average spot price of gold for the quarter. During the quarter, Placer Dome reduced the maximum committed ounces under its gold sales and derivative program by 1.1 million ounces to 11.5 million ounces or 22% of gold reserves as of 2002 year-end. Placer Dome earlier announced plans to reduce its committed ounces to below 10 million by the end of this year. As of March 31, 2003 the mark-to-market value of the program was a positive $113 million at the quarter’s closing gold price of $336/oz

  During the first quarter, Placer Dome repaid AurionGold debt of $137 million and successfully completed a $200 million, 30-year non-convertible Debenture private placement. From the proceeds of the Debentures, approximately $185 million was used to redeem the Series “A” COPrS on April 24, 2003. The company also will repay $200 million of Bonds due in May this year using existing cash balances. Together, this debt reduction strategy will save the company approximately $18 million in net interest expense annually from 2004 onward and will reduce long-term debt by more than $300 million. As of March 31, 2003, the company had cash and short-term investments of $651 million.

  Production totalled 903,000 ounces of gold, benefiting from the acquisition of the AurionGold properties and increased production from Golden Sunlight, Cortez and Porgera.

  Cash costs increased to $205/oz while total costs increased to $260/oz due to the appreciation of the South African Rand, Canadian and Australian dollars against the U.S. dollar, as well as higher energy costs globally. Costs overall also increased due to the inclusion of higher-cost production from several assets acquired from AurionGold. Total costs at Kalgoorlie West and Granny Smith in particular were higher than expected due to temporary operational issues, higher energy costs, a strengthening Australian dollar and higher depreciation associated with the fair value allocation for the AurionGold acquisition.

  Production at the Golden Sunlight mine was up 182% over the prior-year period given that last year mine feed was supplemented by lower grade stockpiles. Golden Sunlight will mine and mill until the fourth quarter, after which the operation is expected to reach the end of its mine life and close.

  The Cortez joint venture in Nevada continues to excel, with production up 14% over the same period last year due primarily to higher grade. As released in a separate announcement today, Cortez has discovered a new mineralized zone at Cortez Hills, 12 km southeast of the Pipeline/South Pipeline deposit and 0.8 km north of the Pediment deposit. Cortez has estimated a measured and indicated mineral resource of 2.1 million ounces plus an additional inferred mineral resource of 0.9 million ounces. [100%]8. Four drills are currently active on the property and exploration is continuing.

  At the Porgera mine in Papua New Guinea, Placer Dome’s share of production in the first quarter was up 69% over the corresponding period in 2002 due to the increased ownership after the AurionGold acquisition, higher grade and higher recovery.

  During the first quarter, Placer Dome exercised its option to become operator of the Donlin Creek gold project in Alaska and is earning an increased stake in the project from its current 30% to 70%. In April the joint venture with NovaGold Resources Inc. announced a new measured and indicated mineral resource on the property of 11.1 million ounces (100%) and additional inferred resources of 14.3 million ounces.

According According to President and CEO Jay Taylor: “By any number of measures we have a successful start to the year. We significantly reduced debt and interest expenses; we had the highest net earnings of any quarter in our history; we significantly advanced two major development properties; we are developing the Turquoise Ridge mine, which will add 300,000 ounces per year of production late next year; and now, we have a new discovery at the Cortez joint venture. The future is looking very bright.”

Placer Dome will host a conference call to discuss its year-end results at 12:00 noon EDT on Tuesday, April 29. North American participants may access the call at 1-800-293-1907. International participants please dial (416) 641-6707. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com. In addition, Placer Dome’s Annual General Meeting in Toronto is also being webcast from the investor relations section of the company’s website. The Chairman and the CEO will attend in person.

Placer Dome expects to produce 3.5 million ounces of gold and 400 million pounds of copper in 2003, at cash and total costs of $205/oz and $265/oz respectively.

Notes to Highlights table

  Cash flow from operations per share and return on net assets are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the section immediately preceding the financial statements for further detail.
  Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets, for the period, financed by debt and equity.
  During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. Accordingly, the results for the first quarter of 2002 have been restated from those previously reported in the first quarter of 2002. The cumulative effect of this change through December 31, 2001 was a non-cash reduction in pre and after-tax earnings of $8 million ($0.02 per share). The effect of the change in the first quarter of 2002 was a non-cash increase in earnings on a pre and after tax basis before the cumulative effect of the accounting change of $2 million (nil per share). The above items combined to result in a non-cash decrease in net earnings of $6 million in the first quarter of 2002.
  On January 1, 2003 Placer Dome adopted a new accounting standard, SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the quarter was $17 million ($0.04 per share).

* For details on the new discovery at the Cortez Joint Venture, please refer to Placer Dome’s press release dated April 29, 2003.

-end-

For further information contact:

Media Relations: Brenda Radies (604) 661-1911

Investor Relations: Greg Martin (604) 661-3795

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(U.S. dollars, in accordance with U.S. GAAP)

Throughout this document, “Placer Dome” is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome’s share is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders’ percentage of results in non-wholly owned subsidiaries. The “Corporation” refers to Placer Dome Inc.

	For the three months ended March 31
	2003	2002

Financial ($ millions)
Sales	409	303
Mine operating earnings
Gold	82	85
Copper	13	16
Other	(2)	(3)

	93	98

Net earnings	64	37
Cash flow from operations	85	95

Production and sales volumes
Gold (000s ozs)
Group's share production	903	666
Consolidated production	886	653
Consolidated sales	931	672
Copper (000s lbs)
Production	101,238	106,481
Sales	107,929	109,896

Average prices and costs
Gold ($/oz)
Group's share price realized	358	355
London spot price	352	290
Group's share cash cost	205	165
Group's share total cost	260	222
Copper ($/lb)
Price realized	0.75	0.71
London spot price	0.75	0.71
Cash cost	0.51	0.41
Total cost	0.66	0.55

On January 1, 2003 Placer Dome adopted a new accounting standard, SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the quarter, was $17 million ($0.04 per share).

During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. Accordingly, the results for the first quarter of 2002 have been restated from those previously reported in the first quarter of 2002. The cumulative effect of this change through December 31, 2001 was a non-cash reduction in pre and after-tax earnings of $8 million ($0.02 per share). The effect of the change in the first quarter of 2002 was a non-cash increase in earnings on a pre and after tax basis before the cumulative effect of the accounting change of $2 million (nil per share). The above items combined to result in a non-cash decrease in net earnings of $6 million in the first quarter of 2002.

As at April 23, 2003, the Corporation had 408,834,587 Common Shares outstanding.

Overview

  Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2003 were $64 million ($0.16 per share), compared with $37 million ($0.11 per share) for the same period in 2002. Return on net assets(i) for the period was 3.8% compared with 3.9% in 2002.

  In the first quarter of 2003, Placer Dome’s net earnings were impacted by unrealized non-hedge derivatives after-tax gains of $35 million (2002 –$4 million). The first quarter 2003 net earnings also include the effect of the adoption of a new accounting standard relating to accounting for post mining related asset retirement obligations. The cumulative effective of this change was a non-cash decrease in after-tax earnings of $17 million. Net earnings for the first quarter of 2002 include a non-cash reduction in pre and after tax loss of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

  Cash flow from operations decreased by $10 million to $85 million in the first quarter of 2003, compared with $95 million in the corresponding period in 2002. The decrease of 11% primarily reflects an increase in cash operating costs, deferred stripping expenditures and non mine operating costs (including exploration and resource, technology development and other) partially offset by an increase in sales revenues and a decrease in the comparative investment in non-cash working capital. The Corporation ended the period with $651 million in cash and short term investments and $1,008 million in total debt outstanding. The debt includes $200 million of 6.375% 30 year debentures raised through a private placement during the first quarter of 2003 and $185 million of 8.625% unsecured Series A Preferred Securities which were redeemed by the Corporation on April 24, 2003.

  Under Placer Dome’s precious metal sales program, the Corporation realized an average price of $358 per ounce of gold, a premium of $6 per ounce over the average spot price; contributing $6 million to revenue. During the quarter ended March 31, 2003, Placer Dome reduced the maximum committed ounces under its gold sales program by 1.1 million ounces to 11.5 million ounces or 22% of 2002 year end gold reserves. On March 31, 2003, based on the closing spot price of gold of $335/oz and an AUD / USD exchange rate of $1.6650, the positive mark-to-market value of the precious metals sales and derivative program was approximately $113 million.

  Consolidated gold production in the first quarter of 2003 was 886,000 ounces, an increase of 36% compared with the prior year period due to the acquisition of AurionGold in the fourth quarter of 2002 and increased production from the Golden Sunlight, Cortez and Porgera mines. This was partially offset by decreased production at the Granny Smith mine and no production from Turquoise Ridge due to the stockpiling of ore. Comparative production levels were also affected by lower production from Porcupine / Dome Mine due to the formation of the Porcupine Joint Venture with Kinross Gold Corporation (“Kinross”) on July 1, 2002 which, while adding the Hoyle Pond mine and other assets, reduced Placer Dome’s interest in the Dome mine from 100% to 51%.

  Compared to the prior year quarter, Placer Dome’s share of unit cash and total costs increased by 24% and 17% to $205 and $260 per ounce of gold, respectively. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($12 per ounce), and the impact of the following items on the Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and the Australian dollar against the United States dollar (cumulatively $10 per ounce); increased global energy costs ($8 per ounce); increased royalties and production taxes due to increased production ($5 per ounce) and mine site operational issues. Cash cost per ounce in the first quarter of 2003 was $11 per ounce or 6% greater than Placer Dome’s 2003 forecast included in the Corporation’s Annual Report due to the strength of the South African rand, operational issues at certain mine sites and higher energy prices.

  Consolidated copper production was down 5% and unit cash cost was up 24% compared with the prior year period due to lower copper production at the Osborne mine, higher energy costs, the appreciation of the Australian dollar against the United States dollar and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

  On April 15, 2003, Placer Dome announced the initiation of the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces of gold per year 18 months after the start of development this May, with average cash and total costs forecast at $215 and $265 per ounce, respectively.

  The Cortez joint venture has discovered a major new mineralized zone at Cortez Hills, 12 kilometers southeast of the Pipeline / South Pipeline deposit and 1.3 kilometers north of the Pediment deposit. Placer Dome’s share of the measured and indicated resource is estimated at 1.3 million ounces of gold with an additional inferred resource estimated at 0.5 million ounces of gold. Four drills are currently active in the area as the joint venture continues to expand the resource.

  In the fourth quarter of 2002, Placer Dome acquired 100% of the outstanding shares of AurionGold Limited (“AurionGold”). Accordingly, the results of operations of AurionGold have been included in the accompanying financial statements since October 31, 2002. The acquisition increased Placer Dome’s ownership in the Granny Smith and Porgera gold mines to 100% and 75% from 60% and 50%, respectively, included the Paddington and Kundana mills and related gold mines (collectively “Kalgoorlie West”) as well as the Kanowna Belle and Henty gold mines in Australia. During the first quarter of 2003 the integration of the operations continued and significant progress was made towards the realization of planned synergies including the interest savings as a result of the repayment in January 2003 of AurionGold’s $137 million of relatively high cost debt, rationalization of operations to decrease general and administrative costs and the elimination of non-core exploration work from operating plans.

  As a result of production and cost experience (including higher energy costs and appreciation of local currencies against the US dollar) at various operations during the first quarter of 2003 (primarily Cortez, Granny Smith, Kalgoorlie West, Musselwhite and South Deep), Placer Dome’s share of gold and copper production in 2003 is now forecast at approximately 3.5 million ounces and 400 million pounds, respectively (no overall change from amounts previously disclosed in the 2002 Annual Report) with cash and total production costs for gold now forecast to be approximately $205 and $265 per ounce, respectively (previously $195 and $255 per ounce, respectively).

(i)	Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets, for the period, financed by debt and equity. This is a non-GAAP earnings measure that does not have any standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other entities.

2. Financial Results of Operations

PRODUCTION AND OPERATING SUMMARY

		For the twelve months ended March 31						Estimated annual 2003

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total	Production (ozs, 000s lbs)	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2003	$ 4	96	17.6	95.6	52,042 +2%	194 260	193,000	181 253
	2002	$ 2	88	18.7	96.4	51,103	161 233

Dome (3)	100% 2002	(1)	836	2.5	91.6	60,352	236 318

Musselwhite	68% 2003	-	199	5.4	95.3	33,098 -10%	285 365	135,000	250 323
	2002	1	181	6.7	95.5	36,939	195 260

Porcupine (3)	51% 2003	2	503	3.3	91.7	49,523 -	251 313	226,000	209 269

United States
Bald Mountain (11)	100% 2003	2	1,936	0.6	n/a	27,941 -14%	243 289	97,000	172 225
	2002	2	673	1.6	n/a	32,344	158 221

Cortez (4)(11)	60% 2003	36	n/a	n/a	n/a	190,409 +14%	117 148	650,000	141 192
	2002	22	n/a	n/a	n/a	166,805	122 157

Turquoise Ridge(5)	100% 2003	-	-	-	-	- n/a	- -	89,000	172 190
	2002	-	-	-	-	35,324	107 179

Golden Sunlight	100% 2003	12	574	4.3	82.8	65,715 +182%	136 150	143,000	141 158
	2002	-	559	1.7	76.2	23,306	291 322

Australia
Henty (7)	100% 2003	-	68	9.1	93.8	19,948 n/a	234 325	95,000	183 293

Granny Smith (7)	100% 2003	5	969	2.4	89.0	66,341 -7%	204 260	260,000	230 300
	60% 2002	11	586	4.4	93.8	71,136	109 134

Kalgoorlie West (7)	100% 2003	(4)	847	3.4	93.6	87,168 n/a	282 374	340,000	270 340

Kanowna Belle (7)	100% 2003	4	450	4.8	90.1	63,937 n/a	184 305	242,000	172 285

Osborne (8)	100% 2003	n/a	358	0.8	76.7	7,110 -14%	n/a n/a	37,000	n/a n/a
	2002	n/a	371	0.9	77.6	8,269	n/a n/a

Papua New Guinea
Misima (6)	80% 2003	2	1,069	0.8	87.9	23,129 -20%	250 257	99,000	250 275
	2002	3	1,178	0.8	88.5	28,818	182 207

Porgera (7)	75% 2003	11	1,021	5.1	88.2	145,568 +69%	241 284	586,000	239 296
	50% 2002	2	676	4.6	83.4	85,887	201 304

Chile
La Coipa (9)	50% 2003	2	764	1.1	86.1	22,123 +8%	218 301	85,000	215 298
	2002	-	766	1.0	83.9	20,525	216 300

South Africa
South Deep (10)	50% 2003	2	207	7.6	96.1	48,554 +7%	270 312	233,000	250 285
	2002	3	198	7.4	97.2	45,397	170 202

Metals hedging revenue	2003	6
	2002	40

TOTAL GOLD (2)	2003	$ 82				902,606 +35%	205 260	3,510,000	205 266
	2002	$ 85				666,205	165 222

COPPER
Osborne (8)	100% 2003	1	258	2.8	95.6	20,763 -19%	0.59 0.75	85,000	0.55 0.67
	2002	3	371	3.3	95.2	25,660	0.47 0.57

Zaldivar (11)	100% 2003	12	4,188	0.9	n/a	80,475 0%	0.49 0.63	323,000	0.48 0.63
	2002	13	4,134	1.2	n/a	80,821	0.39 0.55

Metals hedging revenue	2003	-
	2002	-

TOTAL COPPER	2003	$ 13				101,238 -5%	0.51 0.66	408,000	0.49 0.64
	2002	$ 16				106,481	0.41 0.55

Other	2003	(2)
	2002	(3)

CONSOLIDATED MINE	2003	93
OPERATING EARNINGS(1)	2002	98

Notes: Refer to the notes to the Production and Operating summary. During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs. The effect of the change in the first quarter of 2002 was a non-cash increase in mine operating earnings of $2 million.

Mine operating earnings for the first three months of 2003 were $93 million, a decrease of 5% or $5 million over 2002 due to slightly lower contribution from both gold and copper.

Gold operating earnings decreased by 4% to $82 million in the first quarter of 2003 compared with $85 million in 2002 due to higher unit costs more than offsetting higher sales volume. Gold sales revenue for the quarter was $330 million compared with $230 million in the prior year period, an increase of 43% reflecting a 39% increase in sales volume and a $3 per ounce increase in the average realized price. The higher sales volume in 2003 reflected the inclusion of the acquisition of AurionGold in the fourth quarter of 2002. Consolidated gold production for the first quarter of 2003 increased by 36% to 886,000 ounces over the 2002 period. The increase is primarily due to the acquisition of AurionGold and increased production from the Golden Sunlight, Cortez and Porgera mines partially offset by lower production from the Granny Smith and Bald Mountain mines, no production from the Turquoise Ridge mine due to the stockpiling of ore and lower production due to the formation of the Porcupine Joint Venture on July 1, 2002.

The increase in average realized sales price was due to a 21% increase in the average market price, partially offset by a decrease in the contribution from Placer Dome’s precious metals sales program to $6 million in the first quarter of 2003 from $40 million in the first quarter of 2002. Placer Dome’s share of cash and total production costs per ounce for the period were $205 and $260, respectively, compared with $165 and $222 in the prior year period. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($12 per ounce), and the impact of the following items on the Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and the Australian dollar against the United States dollar (cumulatively $10 per ounce); increased global energy costs ($8 per ounce); increased royalties and production taxes due to increased production ($5 per ounce) and mine site operational issues. Cash cost per ounce in the first quarter of 2003 was $11 per ounce or 6% greater than Placer Dome’s 2003 forecast included in the Corporation’s Annual Report due to the strength of the South African rand, operational issues at certain mine sites and higher energy prices.

Copper operating earnings of $13 million in the first quarter of 2003 were 19% lower than 2002 as higher costs more than offset increased revenues due to higher realized copper prices. Copper sales revenue for the quarter was $77 million compared with $73 million in 2002 period, reflecting a 6% increase in average realized price partially offset by a 2% decrease in sales volume. Consolidated copper production in the first quarter of 2003 was 101.2 million pounds (45,900 tonnes), down 5% from the prior year period due to lower production at the Osborne mine. Placer Dome’s share of cash and total production costs per pound of copper for the period were $0.51 and $0.66, respectively, compared with $0.41 and $0.55, respectively, in 2002. The increase in unit production costs reflects lower copper production at the Osborne mine, higher energy costs, the appreciation of the Australian dollar and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

Canada

  Production at the Campbell Mine in the first three months of 2003 increased by 2% from the prior year period due to increased throughput partially offset by a decrease in grade. Cash cost per ounce increased by $33 or 20% from the prior period due to the appreciation of Canadian dollar against the US dollar, increased throughput and increased energy costs due to deregulation in Ontario electrical energy markets and higher fuel prices.

  At the Musselwhite Mine, Placer Dome’s share of production for the first quarter was 10% lower than the prior year period due to a decrease in grade partially offset by an increase in throughput. This, combined with higher energy costs due to deregulation of the Ontario electrical energy market and higher fuel costs, increased maintenance costs and the appreciation in the Canadian dollar against the US dollar resulted in a cash cost per ounce of $285 or 46% greater than the prior period. As a result of the production shortfalls experienced during the first quarter of 2003, higher energy and fuel costs and the appreciation of the Canadian dollar, Placer Dome’s share of forecast production for 2003 has been reduced by 26,000 ounces from that previously disclosed in the 2002 Annual Report to 135,000 ounces and forecast cash and total cost per ounce have been increased by $51 to $250 and $323 from $199 and $272, respectively. Work on several prospective areas to provide additional feed to increase mill throughput is ongoing.

  Placer Dome’s share of production in the first quarter for the Porcupine Joint Venture was 18% lower than from the Dome mine in the prior year period due to the impact of the formation of the joint venture on July 1, 2002, and lower throughput due to the failure of a secondary screen in the mill partially offset by higher grade from the Hoyle Pond mine. Cash costs per ounce were negatively impacted by the deregulation of the Ontario electrical energy market, higher fuel costs, the screen failure and the appreciation of the Canadian dollar against the US dollar. In order to decrease costs and prepare for the closure of the Dome underground mine by the end of the year, the joint venture announced a reduction in staff by approximately 40 people on March 26, 2003. Further personnel reductions will follow as the closure date for the Dome underground mine approaches. The operations, as synergistic benefits are realized, are expected to continue the trend of increased production throughout 2003, with Placer Dome’s share of production forecast to be 226,000 ounces with cash and total unit operating costs of $209 and $269 respectively. In 2004, operations at the Pamour mine are expected to commence to replace the production from the closed Dome underground mine.

United States

  Placer Dome’s share of production from the Cortez Mine in the first three months of 2003 increased by 14% compared with the 2002 period due primarily to higher grades, throughput and recovery in the CIL process partially offset by lower production from the heap leach pads due to emphasizing CIL production and waste removal. An inpit drilling program is underway to determine if higher grade is sustainable for the rest of the year. As a result of the positive production experience in the first quarter of 2003, Placer Dome’s forecasted share of production for 2003 has been increased by 56,000 ounces from that previously disclosed in the 2002 Annual Report to 650,000 ounces with no change in previously forecast cash and total costs per ounce. The Cortez joint venture has discovered a major new mineralized zone at Cortez Hills, 12 kilometers southeast of the Pipeline / South Pipeline deposit and 1.3 kilometers north of the Pediment deposit. Placer Dome’s share of the measured and indicated resource is estimated at 1.3 million ounces of gold with an additional inferred resource estimated at 0.5 million ounces of gold. Four drills are currently active in the area as the joint venture continues to expand the resource.

  Production at Golden Sunlight was 182% greater than in the prior year period with a commensurate decrease in unit cash cost due primarily to higher grade in the current period and the fact that mine feed was supplemented by lower grade stockpile material in the prior year period. Golden Sunlight is expected to source ore from the ramp pit until May of this year and then from the underground until the fourth quarter which is the scheduled closure time for the mine and the mill.

  On April 15, 2003, Placer Dome announced the initiation of the start-up of the Turquoise Ridge gold mine on the Getchell property. The mine is expected to reach full production of 300,000 ounces of gold per year 18 months after the start of development this May. Over the expected nine-year mine life, cash and total costs are forecast at $215 and $265 per ounce, respectively. The capital required to ramp up production is expected to total $80 million, including $41 million for underground development, $26 million to refurbish the existing mill and $14 million for surface work and initial operating costs. Placer Dome is negotiating alternative processing arrangements that, if completed, would eliminate the mill expenditure. No production was reported at the Getchell underground mine during the period as contract mining resulted in ore stockpiles which will be processed in subsequent periods at Newmont’s Twin Creeks facility.

Australia and Papua New Guinea

  At the Porgera Mine, Placer Dome’s share of production in the first three months of 2003 was 69% above 2002 levels due to an additional 25% ownership interest resulting from the AurionGold acquisition in the fourth quarter of 2002, and higher grade and enhanced recoveries as a result of the mining of softer material during the current quarter. Cash cost per ounce was $241 or 20% greater than the prior period, primarily due to an increase in fuel costs and major maintenance expenditures relating to mill and mobile equipment repairs. Primarily as a result of the positive production experience in the first quarter of 2003, Placer Dome’s share of forecast production for 2003 has been increased by 15,000 ounces from that previously disclosed in the 2002 Annual Report to 586,000 ounces with no change in previously forecast cash and total costs per ounce.

  At the Granny Smith Mine, Placer Dome’s share of production for the first quarter was 7% below that of the prior year period as a result of lower grades and recovery due to harder ore as the Wallaby pit deepens and the use of low grade ore to supplement mill feed partially offset by the ownership of an additional 40% for the entire quarter. Cash cost per ounce was $204 or an 87% increase over the prior period due to the anticipated lower gold production, higher fuel costs and the appreciation of the Australian dollar against the US dollar. Total cost per ounce also increased due to the higher depreciation associated with the fair value allocation of the 40% interest from the AurionGold acquisition. As a result of the production shortfalls experienced during the first quarter of 2003, higher fuel costs and the appreciation of the Australian dollar, the mine has decreased its forecast for 2003 production by 23,000 ounces from that previously disclosed in the 2002 Annual Report to 260,000 ounces and increased its forecast for cash and total cost per ounce to $230 and $300 from $196 and $271, respectively.

  Production from Kalgoorlie West during the quarter was 87,168 ounces at cash and total cost per ounce of $282 and $374, respectively. Production was 8% below expectations primarily due to lower grade as a result of changes in mining sequences and due to production delays at several deposits. Cash costs per ounce were above planned levels primarily due to lower production levels, integration costs, higher processing maintenance costs, additional costs associated with processing stockpiled ore and the strengthening Australian dollar against the US dollar. Total cost per ounce includes depreciation associated with the fair value allocation from the AurionGold acquisition. Kalgoorlie West’s forecast production and unit costs per ounce were based on mining plans developed by AurionGold prior to its acquisition by Placer Dome. Based on Placer Dome’s updated understanding of operations to date versus the plan and as a result of operating experience including the above mentioned production shortfalls and costing issues, Placer Dome’s updated forecast for 2003 calls for a decrease in production by 41,000 ounces from that previously disclosed in the 2002 Annual Report to 340,000 ounces and increased cash and total cost per ounce of $270 and $340 from $230 and $300, respectively.

  At the Kanowna Belle Mine, production for the three months was slightly below plan at 63,937 ounces. Cash cost per ounce of $184 was slightly higher than planned for the quarter due to more extensive development work, higher fuel costs, additional costs associated with increased mining and mill maintenance and the appreciation of the Australian dollar against the US dollar. Total cost per ounce includes depreciation associated with the fair value allocation from the AurionGold acquisition.

  At the Osborne Mine, copper and gold production in the first quarter of 2003 were 20.8 million pounds and 7,110 ounces, a decrease of 19% and 14%, respectively, from the prior year period primarily due to planned lower grades compounded by a change in mining sequence and dilution. Cash and total cost per pound (Osborne produces copper concentrate with gold as a by-product) were $0.59 and $0.75, respectively, 26% and 32% above prior period levels due to decreased production, higher fuel costs, the appreciation of the Australian dollar against the US dollar and higher development costs. A modified mining plan has been developed to eliminate production shortfalls and reduce unit costs during the remainder of the year.

South Africa

  At the South Deep Mine, Placer Dome’s share of production for the first quarter of 2003 was 48,554 ounces, the highest quarterly output since Placer Dome entered the joint venture. This 7% increase over the prior year period was due to slightly higher throughput and grades. Unit cash and total production costs increased by 59% and 54%, respectively, due to a 28% appreciation in the rand relative to the U.S. dollar, higher energy costs and an inflation rate of 12%. Primarily as a result of the appreciation of the rand against the US dollar, assuming an exchange rate of 8.1:1 (rate at March 31, 2003 was 7.9:1), cash and total cost per unit for 2003 are now forecast to be $250 and $285 per ounce (previously disclosed as $206 and $243 per ounce, respectively, in the 2002 Annual Report).

  Work continued on the development of the South Deep Twin Shaft project with completion and commissioning of the main shaft scheduled for late 2003, with full operation by 2004 and the vent shaft commissioning scheduled for the first quarter of 2004.

  On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment with hearings scheduled to take place in May and June of this year. Placer Dome will be submitting its formal response to the government by April 30, 2003 and is also participating in joint submissions from industry associations. The draft Bill provides for a 3% tax deductible royalty on gold revenues from Placer Dome’s share of production from the South Deep mine. The royalties would be payable commencing when the existing old order mining rights are converted to new mining rights under the Mineral and Petroleum Resources Development Act which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within 5 years of the proclamation.

Chile

  At the Zaldívar Mine, copper production for the first quarter of 2003 was 80.5 million pounds, in line with the prior year period as increased recoveries offset lower grades. Cash and total costs per pound during the period were $0.49 and $0.63 an increase of 26% and 15%, respectively, due to higher energy and acid costs and unplanned maintenance costs at the Zaldivar mine. Higher acid costs are expected to continue for the year due to increased consumption and a tight acid market. Based on recovery experience to date in 2003, total production for 2003 is forecast to increase by 12 million pounds from that previously disclosed in the 2002 Annual Report to 323 million pounds with no change in previously forecasted cash and total cost per pound of $0.48 and $0.63, respectively.

3. Other Income and Expenses

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $41 million in the first quarter of 2003, an increase of $17 million from the prior period. The $7 million increase in exploration was due to additional mine site exploration primarily at Kanowna Belle, Kalgoorlie West, Cortez and Turquoise Ridge. The $7 million increase in resource development, technology and other was due to amortization of $5 million of the fair value allocated to undeveloped mineral interests acquired with AurionGold in excess of the estimated residual value of the interests and expenditures on the Pueblo Viejo feasibility study. The increase in general and administration costs was primarily due to costs associated with the integration of the AurionGold operations.

Pre-tax non-hedge derivative gains in the first three months of 2003 were $48 million (2002 - gain of $3 million). Included in this amount are net unrealized non-cash gains of $49 million (2002 – gain of $4 million) primarily related to the mark-to-market value changes on foreign currency forward and option contracts and Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods. The positive impact in the quarter primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

Investment and other business income in the first three months of 2003 was $18 million compared with $7 million in the prior year period. This increase was due to non-cash foreign exchange gains of $6 million, the settlement of a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

Interest and financing expenses were $18 million and $16 million in the first quarter of 2003 and 2002, respectively. The increase relates to the debt acquired with AurionGold which was repaid in late January 2003 and interest on the March, 2003 private placement of $200 million of 6.375% 30 year debentures.

The effective tax rate during the period decreased to 21% compared to 34% in the comparative prior year period. This decrease was primarily due to a higher proportion of income being earned in lower tax rate jurisdictions.

The first quarter 2003 net earnings include the effect of the adoption of a new standard (SFAS 143 ‘Accounting for Asset Retirement Obligations’ ) relating to accounting for post mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred (see note 2(a) to the financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after tax basis by $23 million and $17 million, respectively. It is expected that the application of this new standard will increase the volatility of mine operating earnings. Net earnings for the first quarter of 2002 include a non-cash charge of $8 million (pre and after tax) as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

4. Financial Condition, Liquidity and Capital Resources

Cash flow from operations decreased by $10 million to $85 million in the first quarter of 2003, compared with $95 million in the corresponding period in 2002. The decrease of 11% primarily reflects an increase in cash operating costs, deferred stripping expenditures and non mine operating costs (including exploration and resource, technology development and other) partially offset by an increase in sales revenues and a comparative decrease in the investment in non-cash working capital.

Expenditures on property, plant and equipment in the first three months of 2003 amounted to $39 million, an increase of $13 million compared with corresponding prior period. The expenditures included outlays of $13 million for the main shaft and underground development at the South Deep Mine (2002 - $9 million), $7 million for processing enhancements and development at Zaldivar (2002 - $2 million) and a total of $10 million relating to development and equipment enhancement at the Henty, Kalgoorlie West and Kanowna Belle properties.

Consolidated current and long-term debt balances at March 31, 2003, were $1,008 million, compared with $947 million at December 31, 2002. This included $185 million of 8.625% Junior Preferred Securities which were redeemed by the Corporation on April 24, 2003 and $200 million of 7.125% bonds which will be repaid in May 2003. Financing activities in the first three months of 2003 included the issuance of $200 million of 6.375% 30 year debentures raised through a private placement and the repayment of $137 million of debt assumed in the AurionGold acquisition. Long-term debt and capital lease repayments in the corresponding period of 2002 were $33 million. There were no dividend payments in the first quarter of 2003 (2002 - $16 million) as a dividend was declared, but is not payable until the second quarter of 2003.

On March 31, 2003, consolidated cash and short-term investments amounted to $651 million, an increase of $107 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $630 million was held by the Corporation and its wholly owned subsidiaries, from which it is anticipated the funds will be drawn to repay, in 2003, the $200 million in bonds referred to above, and $21 million by other subsidiaries. Placer Dome also has approximately $705 million of undrawn bank lines of credit available.

5. Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. See note 8 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

During the first quarter of 2003, Placer Dome reduced the maximum committed ounces under its hedge program by 1.1 million ounces. This was achieved by effectively converting 920,000 ounces committed under forward sales contracts for the years 2004 through 2006 to put options through the purchase of offsetting call options at a cost of approximately $9 million, or approximately $10 per ounce. An additional 170,000 ounces were reduced by delivering into existing contracts. Looking forward, Placer Dome expects to reduce its maximum committed ounces to below 10 million by December 31, 2003. This would represent a cumulative decrease in maximum committed ounces of more than 20% for the year.

At the end of the first quarter, Placer Dome has committed a maximum of 11.5 million ounces of gold under its precious metal sales program, or approximately 22% of reported December 31, 2002 reserves, at an average expected realized price of approximately $380 per ounce for delivery over a period of 13 years. On March 31, 2003, based on spot prices of $335 per ounce for gold, $4.48 per ounce for silver and an AUD / USD exchange rate of $1.6650, the positive mark-to-market value of Placer Dome’s precious metals sales program was approximately $113 million, an increase of $213 million from the negative $100 million at the end of 2002 (at the then spot prices of $343 per ounce for gold and $4.67 per ounce for silver and an AUD / USD exchange rate of $1.7649). The amount reflects the value that could have been received from counterparties if the contracts were closed out at the end of the quarter under prevailing market conditions without allowance for market illiquidity.

The net unrealized mark-to-market value of positive $281 million reflects the income statement effect that Placer Dome could have realized had it closed out its contracts at March 31, 2003. This amount is the positive mark-to-market balance of $113 million plus the remaining amount of the deferred commodity derivative provision of $168 million recorded on Placer Dome’s balance sheet at March 31, 2003 primarily related to the fair value of the AurionGold precious metal hedge book on the date that Placer Dome acquired control of AurionGold.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The period-over-period change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$

Mark-to-market value at December 31, 2002	(100)
Value realized	(6)
Change in spot price	(89)
Change in the AUD/USD exchange rate	107
Accrued contango	40
Change in volatility, rates	(17)

Mark-to-market value at March 31, 2003	113
Provision included in Deferred Commodity and Currency Derivatives liability
relating primarily to the value of the AurionGold precious metal hedge book	168
remaining from the acquisition by Placer Dome

Net unrealized mark-to-market value at March 31, 2003	281

For the copper sales and currency derivative programs, had Placer Dome closed out its forward and option contracts on March 31, 2003, the profit would have been approximately $1 million (based on a spot copper price of $0.720 per pound) and the cost would have been $5 million (based on foreign exchange rates of CAD/USD – 1.4693; AUD/USD – 1.6550), respectively.

6. Outlook

As a result of production and cost experience at various operations during the first quarter of 2003 (primarily Cortez, Granny Smith, Kalgoorlie West, Musselwhite and South Deep), Placer Dome’s share of gold and copper production in 2003 is targeted at approximately 3.5 million ounces and 400 million pounds, respectively (no overall change from amounts previously disclosed in the 2002 Annual Report) with cash and total production costs for gold now forecast to be approximately $205 and $265 per ounce, respectively (previously $195 and $255 per ounce, respectively).

On April 14, 2003, the Special Lease Agreement (“SLA”) for the Pueblo Viejo Project was ratified by the Congress of the Dominican Republic. During 2003, Placer Dome continued its feasibility study on the Pueblo Viejo gold deposit.

On February 11, 2003, Placer Dome announced that it had exercised its option to become joint venture manager and earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from NovaGold Resources Inc. Placer Dome can vest its additional 40% if it expends a minimum of approximately $30 million, completes a feasibility study and makes a decision to construct a mine on the property at a production rate of not less than 600,000 ounces of gold per year by November 13, 2007. If Placer Dome chooses not to complete its earn-in, joint venture management would revert to NovaGold and Placer Dome retains its 30% participating interest. On April 9, 2003, Placer Dome announced an increase in measured and indicated resources for the project (100%) from 6.9 million to 11.1 million ounces and an increase in inferred resources (100%) from 6 million to 14.3 million ounces. The emphasis for the remainder of this year will be to develop plans to address the project’s infrastructure needs as part of the pre-feasibility study currently underway.

As a result of the decision to start-up the Turquoise Ridge gold mine, Placer Dome’s share of capital expenditures in 2003 are now anticipated to increase by $35 million to approximately $255 million (includes $36 million of deferred stripping expenditures which are treated as operating for cash flow purposes), including $48 million at South Deep for the shaft and underground development, $35 million towards the start-up of Turquoise Ridge, $33 million at Zaldivar for processing enhancements, mine development and equipment, $26 million at Porgera for mine development, $21 million at Granny Smith primarily for mine development, $18 million at Kalgoorlie West for development and equipment upgrade and $16 million at Campbell primarily for underground development. Exploration expenditures in 2003 will be approximately $60 million with $36 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research and technology advancement in 2003.

7. Canadian GAAP

The Corporation also prepares a management’s discussion and analysis and interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as included in note 11 to the unaudited consolidated financial statements.

Notes to the Production and Operating Summary:

(1)     Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2)     Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	For the three months ended March 31
	2003	2002
	$/oz	$/oz

Direct mining expenses	187	153
Stripping and mine development adjustment	4	1
Third party smelting, refining and transportation	1	1
By-product credits	(2)	(1)

Cash operating costs per ounce	190	154

Royalties	12	9
Production taxes	3	2

Total cash costs per ounce	205	165

Depreciation	29	44
Depletion and amortization	23	9
Reclamation and mine closure	3	4

Total production costs per ounce	260	222

	For the three months ended March 31
(in millions of dollars except production and cost per ounce)	2003	2002

Cost of sales	$ 245	$ 155
Less: Cost of sales related to non-gold operations	(51)	(44)

Cost of sales related to gold operations	$ 194	$ 111
By-product credits included in sales revenue	(2)	-
Reclamation costs	(3)	(3)
Other (i)	(9)	(2)

Gold production costs	$ 180	$ 106

Gold produced (000's ozs.)(i)	879	645

Cash production cost per ounce	$ 205	$ 165

Depreciation and depletion	$ 71	$ 50
Less: Depreciation and depletion related to non-gold operations	(19)	(18)

Depreciation and depletion related to gold operations	$ 52	$ 32
Reclamation costs	3	3
Other (i)	(7)	2

Gold non-cash production costs	$ 48	$ 37

Gold produced (000's ozs.)(i)	879	645

Non-cash production cost per ounce	$ 55	$ 57

Total production cost per ounce	$ 260	$ 222

(i)	Gold produced excludes production by Osborne as it produces copper concentrate with gold as a by-product. Other includes inventory adjustments, management fees and unusual costs such as significant severance or costs incurred during temporary mine shutdowns.

(3)     Placer Dome completed an agreement with Kinross to form the Porcupine Joint Venture that combined the operations of Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome Mine reflects the results for the first three months of the year, and the Porcupine Mine reflects 51% of the combined operation for the first three months of 2003.

(4)     The Cortez mine processes material primarily by way of CIL and heap leaching. During the period, CIL processing consisted of 551 thousand tonnes, with an average grade of 8.9 g/t and a recovery of 91% resulting in production of 143,800 ounces ( 2002 - 494 thousand tonnes, with an average grade of 8.3 g/t and a recovery of 88% resulting in production of 116,400 ounces). During the period, heap leach ore placed on the pads consisted of 1,520 thousand tonnes, with an average grade of 1.2 g/t and heap leach production totalled 27,900 ounces (2002 - 2,282 thousand tonnes, with an average grade of 1.1 g/t and heap leach production totalled 34,900 ounces). For the three months ended March 31, 2003, included in gold production is 18,700 ounces (March 31, 2002 - 15,500) related to the sale of carbonaceous ore.

(5)     Production in 2002, from Turquoise Ridge relates to third party ore sale.

(6)     Silver is a by-product at the Misima Mine. For the three months ended March 31, 2003, Misima produced 202,000 ounces of silver and 184,000 ounces for the prior year period. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into 2004.

(7)     On October 22, 2002, Placer Dome gained control of AurionGold Limited. This increased the company's ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to the Corporation's holdings. The 2003 production forecast and unit cost estimates for the Henty, Kalgoorlie West and Kanowna Belle mines are based on the mining plans developed by AurionGold prior to its acquisition by Placer Dome updated for operating experience in the first quarter of 2003 and are potentially subject to revision when Placer Dome completes its own strategic business plan for each of the sites in the middle of 2003.

(8)     Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)     Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 34,317 ounces and 35,621 ounces for the three months ended March 31, 2003 and 2002 respectively. At La Coipa, production for silver was 0.9 million ounces for the three months ended March 31, 2003 and 1.0 million ounces for the prior year period.

(10)     Estimated 2003 annual unit costs for the South Deep mine are based on a rand to US dollar exchange rate of 8.1:1, any change from this will have an impact on the unit costs. At March 31, 2003 this exchange rate was approximately 7.9:1.

(11)     Recovery percentage is not susceptible to accurate measurement at heap leach operations.

Non-GAAP Measures

Placer Dome has included a measure of earnings called Return on Net Assets in this document. This is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets, for the period, financed by debt and equity. The document also contains a measure of Placer Dome’s share of cash and total production costs per ounce in accordance with the Gold Institute Standard and cash flow from operations per common share data. The Corporation believes that, in addition to conventional measures, prepared in accordance with United States generally accepted accounting principles (“GAAP”), certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Return on Net Assets is also used by Placer Dome as a measure of management performance. Below are reconciliations of the Return on Net Assets and operating cash flow per share non-GAAP measures. A reconciliation of the non-GAAP measures relating to cash and total production costs per ounce is found in note 2 of the Notes to the Production and Operating Summary.

Return on Net Assets	For the three months ended March 31
	2003	2002
	($ millions)	($ millions)

Earnings before taxes and other items	100	68
Add: Equity in earnings of associates	2	1
Add: Long-term financing charges	17	16

	119	85

Average Net Assets	3,158	2,190

Return on Net Assets	3.8%	3.9%

Average Net Assets	March 31,	December 31,	March 31,	December 31,
As at (in $ millions)	2003	2002	2002	2001

Shareholders equity	2,201	2,159	1,385	1,343

Add Long-term debt and capital leases	621	607	806	807

Add Current portion of long-term debt and capital leases	387	340	3	35

Net Assets	3,209	3,106	2,194	2,185

Average Net Assets	3,158		3,158

Operating Cash Flow per Common Share	For the three months ended March 31
	2003	2002

Cash from operations ($ millions)	85	95

Weighted average number of common shares (millions)	408.8	329.3

Cash from operations per common share	$0.21	$0.29

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(millions of United States dollars, except share and per share amounts, U.S. GAAP)
(unaudited)

	For the three months ended March 31
	2003 $	2002 $

Sales (note 4(a))	409	303
Cost of sales	245	155
Depreciation and depletion	71	50

Mine operating earnings (note 4(b))	93	98

General and administrative	12	9
Exploration	14	7
Resource development, technology and other	15	8

Operating earnings	52	74

Non-hedge derivative gains	48	3
Investment and other business income	18	7
Interest and financing expense	(18)	(16)

Earnings before taxes and other items	100	68

Income and resource tax recovery (provision)	(21)	(23)
Equity in earnings of associates	2	1
Minority interests	-	(1)

Net earnings before the cumulative effect of changes in accounting policies	81	45

Changes in accounting policies (note 2)	(17)	(8)

Net earnings	64	37

Comprehensive income	64	39

Per common share
Net earnings (and diluted net earnings) before the cumulative effect of changes in accounting policies	0.20	0.14
Net earnings	0.16	0.11
Diluted net earnings	0.16	0.11
Dividends	0.05	0.05

Weighted average number of common shares (millions)
Basic	408.8	329.3
Diluted	409.2	332.3

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)
(unaudited)

	For the three months ended March 31
	2003 $	2002 $

Operating activities
Net earnings	64	37
Add (deduct) non-cash items
Depreciation and depletion	71	50
Amortization of stripping (note 2(b))	15	9
Deferred stripping (note 2(c))	(18)	(5)
Unrealized losses (gains) on derivatives	(49)	(6)
Deferred reclamation	3	3
Deferred income and resource taxes	3	23
Change in accounting policy (note 2(a))	17	8
Other items, net	(1)	3
Change in non-cash operating working capital	(20)	(27)

Cash from operations	85	95

Investing activities
Property, plant and equipment	(39)	(26)
Short-term investments	(1)	-
Disposition of assets	2	3
Other, net	(3)	(1)

	(41)	(24)

Financing activities
Short-term debt	-	1
Long-term debt and capital leases financing
Borrowings (note 7)	200	-
Repayments (note 7)	(139)	(33)
Common shares issued	1	12
Dividends paid	-	(16)

	62	(36)

Increase in cash and cash equivalents	106	35

Cash and cash equivalents
Beginning of period	537	433

End of period	643	468

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
(unaudited)

ASSETS

	March 31 2003 $	December 31 2002 $

Current assets
Cash and cash equivalents	643	537
Short-term investments	8	7
Accounts receivable	102	99
Income and resource tax assets	10	10
Inventories (note 5)	197	202

	960	855

Investments	48	53
Goodwill	200	200
Other assets (note 6)	171	154
Income and resource tax assets	28	28
Deferred stripping	126	121
Purchased undeveloped mineral interests	239	244
Property, plant and equipment
Cost	4,286	4,224
Accumulated depreciation and amortization	(1,975)	(1,894)

	2,311	2,330

	4,083	3,985

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31 2003 $	December 31 2002 $

Current liabilities
Accounts payable and accrued liabilities	206	194
Income and resource taxes liabilities	20	37
Current portion of long-term debt and capital leases	387	340

	613	571

Long-term debt and capital leases	621	607
Reclamation and post closure obligations	220	179
Income and resource tax liabilities	192	195
Deferred commodity and currency sales contracts and derivatives	166	212
Deferred credits and other liabilities	70	62
Commitments and contingencies (notes 8, 9) Shareholders' equity	2,201	2,159

	4,083	3,985

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, except share amounts, U.S. GAAP)
(unaudited)

	For the three months ended March 31
	2003 $	2002 $

Common shares (i), beginning of period	1,992	1,259
Exercise of options	1	12

Common shares, end of period	1,993	1,271

Unrealized gain on securities, beginning of period	6	1
Holding gains (losses)	(2)	2

Unrealized gain on securities, end of period	4	3

Unrealized hedging, beginning of period	4	1
Holding gains	2	-

Unrealized hedging, end of period	6	1

Minimum pension liability	(10)	-

Cumulative translation adjustment	(50)	(50)

Accumulated other comprehensive income	(50)	(46)

Contributed surplus, opening	60	57
Stock-based compensation	(3)	1

Contributed surplus, closing	57	58

Retained earnings, beginning of period	157	75
Net income	64	37
Common share dividends	(20)	(16)

Retained earnings, end of period	201	96

Shareholders' equity	2,201	1,385

(i)	Preferred shares - unlimited shares authorized, no par value, none issued.
Common shares - unlimited number authorized, no par value, issued and outstanding at March 31, 2003 - 408,823,421 shares (December 31, 2002 - 408,741,574 shares).

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in millions of United States dollars, U.S. GAAP)

1.	The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in the United States. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. For further information, see the Corporation's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2002.

The Corporation also prepares a management’s discussion and analysis and consolidated financial statements in accordance with Canadian GAAP as included in note 11. The consolidated net earnings under Canadian GAAP were $67 million and $47 million for the first quarter of 2003 and 2002, respectively.

Certain amounts for 2002 have been reclassified to conform with current year's presentation.

2.      Changes in Accounting Policies

(a)	On January 1, 2003, Placer Dome adopted SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative affect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative affect would have been to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(b)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001, was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in the first quarter of 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $2 million (nil per share). The above items combined to decrease net earnings by $6 million in the first quarter of 2002.

(c)	During the fourth quarter of 2002, Placer Dome changed its classification of deferred stripping on the statements of cash flows from investing activity to operating activities. For the three month period ended March 31, 2002, $5 million was reclassified.

3.     Business Acquisition and Joint Venture

(a)	In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of Australian gold producer AurionGold Limited ("AurionGold"). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition was accounted for using the purchase method, whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate. The overall purchase price allocation is preliminary and will be finalized following the completion of an independent appraisal expected to be available during the first half of 2003. The final allocations may differ materially from the preliminary allocations presented below. The following reflects the preliminary purchase allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$ 9.09

Fair value of Placer Dome stock issued	709

Plus - Cash consideration	63
Plus - Direct acquisition costs incurred by Placer Dome	13

Total Purchase Price	785

Plus-Fair value of liabilities assumed by Placer Dome
Current liabilities	50
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	45
Less-Fair value of assets acquired by Placer Dome
Cash	29
Other current assets	55
Mineral properties and mine development	481
Mine plant and equipment	155
Purchased undeveloped mineral interests	244
Deferred tax asset	65
Other long-term assets	12

Residual purchase price allocated to goodwill	200

As part of the purchase of AurionGold, Placer Dome acquired undeveloped mineral interests valued at $244 million. These undeveloped mineral interest assets are being amortized on a straight-line basis over their estimated useful lives taking into account residual values.

In addition to the asset allocations noted above, an additional $197 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(b)	Effective July 1, 2002, Placer Dome (CLA) Limited ("PDCLA"), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

4.     Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a) Product segments

	Sales by metal segment
	For the three months ended March 31

	2003	2002
	$	$

Gold	330	230
Copper	77	73
Other	2	-

	409	303

(b) Segment sales revenue and mine operating earnings (loss)

	Sales		Mine operating earnings
	For the three months ended March 31
	2003	2002	2003	2002
	$	$	$	$

Canada
Campbell	18	15	4	2
Dome (i)	-	17	-	(1)
Porcupine (i)	19	-	2	-
Musselwhite	12	11	-	1

	49	43	6	2

United States
Bald Mountain	12	10	2	2
Cortez	66	50	36	22
Turquoise Ridge (ii)	-	7	-	-
Golden Sunlight	22	7	12	-

	100	74	50	24

Australia
Henty (iii)	6	-	-	-
Granny Smith (iv)	27	21	5	11
Kalgoorlie West (iii)	33	-	(4)	-
Kanowna Belle(iii)	30	-	4	-
Osborne	20	17	1	3

	116	38	6	14

Papua New Guinea
Misima	12	11	2	3
Porgera(iv)	51	27	11	2

	63	38	13	5

South Africa
South Deep	14	12	2	3

Chile
Zaldivar	61	58	12	13

Metal hedging revenue realized	6	40	6	40
Other	-	-	(2)	(3)

	409	303	93	98

(i)	Results include 100% of Dome Mine's operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 (see note 3(b)).
(ii)	Results from Turquoise Ridge relate to third party ore sales in the first quarter of 2002.
(iii)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(a)).
(iv)	Results include 60% of Granny Smith Mine's and 50% of Porgera Mine's operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(a)).

5.     Inventories comprise the following:

	March 31	December 31
	2003	2002
	$	$

Metal in circuit	93	87
Ore stockpiles	70	69
Materials and supplies	66	63
Product inventories	26	38

	255	257
Long-term portion of ore stockpiles	(58)	(55)

Inventories	197	202

6.     Other assets consist of the following:

	March 31	December 31
	2003	2002
	$	$

Sale agreement receivable(i)	74	72
Ore stockpiles (note 5)	70	69
Deferred commodity derivatives	12	-
Other	43	36

	199	177
Current portion of other assets	(28)	(23)

	171	154

(i)	In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.     Long-Term Debt

On January 31, 2003, Placer Dome repaid, from cash, $137 million of debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375% and are not convertible.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation’s outstanding $185 million 8.625% Series A Preferred Securities.

8.     Consolidated Metals Sales and Currency Programs

At March 31, 2003, based on the spot prices of $325 per ounce for gold, $4.48 per ounce for silver and $0.720 per pound for copper and an AUD/USD exchange rate of $1.6650, the mark-to-market values of Placer Dome’s precious metals and copper sales programs were approximately positive $113 million and $1 million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on March 31, 2003, the cost would have been approximately $5 million (based on foreign exchanges rates of C$/US$1.4693 and A$/US$1.6650), all of which has been recognized through earnings or other comprehensive income.

     At March 31, 2003, Placer Dome's consolidated metals sales program consists of:

	2003	2004	2005	2006	2007	2008	2009+	Total

Gold (000's ounces):

Forward contracts (i)
Fixed contracts
Amount	113	205	555	485	230	250	150	1,988
Average price ($/oz.)	340	328	331	330	352	381	389	344
Fixed interest floating lease rate
Amount	-	-	-	50	517	449	1,785	2,801
Average price ($/oz.)	-	-	-	334	446	430	492	471
A $ denominated forward contracts
Amount	345	590	609	575	544	379	406	3,448
Average price ($/oz.)	323	327	337	348	359	372	407	351

Total
Forward contracts	458	795	1,164	1,110	1,291	1,078	2,341	8,237

Call options sold and cap agreements (ii)
Amount	12	500	230	180	100	200	-	1,222
Average price($/oz.)	350	337	365	359	367	392	-	357
A $ denominated contracts
Amount	65	39	49	57	27	27	10	274
Average price ($/oz.)	316	323	332	343	369	379	416	341

Total
Call option sold and cap agreements	77	539	279	237	127	227	10	1,496

Call options purchased (iii)
Amount	20	-	-	-	-	-	-	20
Average price ($/oz.)	390	-	-	-	-	-	-	390

Total Firm committed ounces (iv)	515	1,334	1,443	1,347	1,418	1,305	2,351	9,713

Contingent call options sold(v)
Knock-in (up and in)
Amount	74	106	167	102	28	-	80	557
Average price ($/oz.)	328	321	312	314	338	-	330	320
Average barrier level ($/oz.)	348	350	343	348	383	-	330	346
Knock-out (down and out)
Amount	48	86	229	170	81	155	504	1,273
Average price ($/oz.)	328	317	333	350	343	377	361	351
Average barrier level ($/oz.)	293	285	279	285	298	295	292	289

Total Maximum committed ounces (vi)	637	1,526	1,839	1,619	1,527	1,460	2,935	11,543

Contingent call options purchased(vii)
Knock-in (down and in)
Amount	73	117	181	156	128	74	52	781
Average price ($/oz.)	325	330	336	334	335	335	359	335
Average barrier level ($/oz.)	312	315	308	302	300	296	296	305
Knock-out (up and out)
Amount	155	256	232	224	239	174	159	1,439
Average price ($/oz.)	314	317	331	350	371	388	433	354
Average barrier level ($/oz.)	338	340	350	369	383	399	424	369

Total Minimum committed ounces (viii)	287	961	1,030	967	1,051	1,057	2,140	7,493

Put options purchased (ix)
Amount	950	960	435	450	158	122	229	3,304
Average price ($/oz.)	368	361	441	434	413	421	402	391

Put options sold (x)
Amount	634	320	80	80	-	-	-	1,114
Average price ($oz.)	270	265	250	250	-	-	-	266

								2003
Silver (000's ounces):

Fixed forward contracts (i)
Amount								550
Average price ($/oz.)								5.31
Call options sold
Amount								1,750
Average price ($/oz.)								5.27

Total committed Amount								2,300

Put options purchased (x)
Amount								1,000
Average price ($/oz.)								4.90

Copper (millions of pounds):

Fixed forward contracts (i)
Amount								32.0
Average price ($/lb.)								0.768
Call options sold
Amount								51.3
Average price ($/lb.)								0.818

Total committed Amount								83.3

Put options purchased (ix)
Amount								14.9
Average price ($/lb.)								0.759

Put options sold (x)
Amount								29.8
Average price ($/lb.)								0.703

(i)     Forward sales contracts - Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts - a sales contract, denominated in US dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts - a sales contract, denominated in US dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	A$ denominated forward contracts - a sales contract denominated in Australian dollars that has been converted to US dollars at an exchange rate of 1.6650. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

        Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (ix).

(ii)     Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to US dollars at an exchange rate of 1.6650.

(iii)     Call options purchased - Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option. Call options purchased to offset forward sales are combined with the corresponding forward sales and included in put options purchased. Please refer to item (ix).

(iv)     Firm Committed ounces - Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(v)     Contingent call options sold - Contingent call options sold are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.6650. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

          Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

          Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

          As of March 31, 2003, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(vi)     Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vii)     Contingent call options purchased - Contingent call options purchased are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.6650. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

          Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

          Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

          As of March 31, 2003, the positions disclosed as contingent call options purchased have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options purchased.

(viii)     Minimum committed ounces - Minimum committed ounces is the total of firm committed ounces less contingent call options purchased. This total represents the minimum committed ounces in each period, provided the contingent call options sold are extinguished or not activated and the contingent call options purchased are activated.

(ix)     Put options purchased - Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(x)     Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At March 31, 2003, Placer Dome's consolidated foreign currency program consists of:

	Maturity Period	Quantity	Average Price
	(to the year)	(millions of US$)	(per US$)

Canadian dollars
Fixed forward contracts	2003	4	1.5159
Put options sold	2003	13	1.5947
Total committed dollars		17	1.5759
Call options purchased	2003	13	1.5223
Australian dollars
Fixed forward contracts	2006	90	1.9836
Put options sold	2007	195	1.5837
Total committed dollars		285	1.7101
Call options purchased	2007	244	1.4782

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

9.      Commitments and Contingencies

(a)	At March 31, 2003, Placer Dome has outstanding commitments aggregating approximately $10 million under capital expenditure programs.

(b)	Since July 1992, Placer Dome U.S. Inc. and Cortez Gold Mines (collectively, "PDUS") have been involved in litigation in the U.S. District Court in Reno, Nevada, and in the U.S. Court of Appeals in San Francisco, California against ECM, Inc. ("ECM") concerning claims by ECM arising from PDUS' 1991 acquisition of a lease from ECM of the GAS mining claims on which the South Pipeline Deposit was discovered. Twice--once in 1996 and again in 2000--the District Court entered judgments in favour of PDUS on all ECM's claims for relief. On appeals brought by ECM, the Court of Appeals affirmed the judgments in substantial part and reversed in part. Both partial reversals resulted in remands of the case to the District Court. On the second such remand, PDUS in March 2002 moved for summary judgment on ECM's remaining claims for relief. After briefing and oral argument, the District Court, on March 28, 2003, granted the motion in its entirety and entered a third judgment against ECM and for PDUS on all matters in controversy. Management believes that it will, on balance, be successful in this matter and, accordingly, no loss accrual has been made.

(c)	On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the "draft Bill") to the public for comment with hearings scheduled to take place in May and June of this year. Placer Dome will be submitting its formal response to the government by April 30, 2003 and is also participating in joint submissions from industry associations. The draft Bill provides for a 3% tax deductible royalty on gold revenues from Placer Dome's share of production from the South Deep mine. The royalties would be payable commencing when the existing old order mining rights are converted to new mining rights under the Mineral and Petroleum Resources Development Act which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within 5 years of the proclamation.

(d)	In addition to the above, reference is made to note 18 to the 2002 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated based on management's assessment of the risks.

10.      Common Shares

The Corporation follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Corporation’s net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	For the three months ended
	2003	2002
	$	$

Net earnings - as reported	64	37
Net earnings - pro forma	61	34
Net earnings per share - as reported	0.16	0.11
Net earnings per share - pro forma	0.16	0.10

Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At March 31, 2003, there were 11,515,329 vested and 6,238,425 unvested stock options outstanding.

11.      Canadian Generally Accepted Accounting Principles

The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission (“U.S. GAAP”), which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”). Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i)	The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis, whereas under Canadian GAAP the investment is proportionately consolidated.

(ii)	Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(iii)	Preferred Securities, under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus.

In addition to the above, reference is made to note 20(d) to the 2002 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F. Had Placer Dome followed Canadian GAAP, the Management’s Discussion and Analysis, the Consolidated Statement of Earnings, Retained Earnings, Cash Flows and Balance Sheets would have been as follows:

(a)   Management's Discussion and Analysis

	Three months ended March 31

	2003	2002

Financial ($ millions)
Sales	422	315
Mine operating earnings
Gold	83	81
Copper	12	13
Other	(3)	(1)

	92	93

Net earnings	67	47
Cash flow from operations	86	97

Production and sales volumes
Gold (000s ozs)
Group's share production	903	666
Consolidated production	908	673
Consolidated sales	954	691
Copper (000s lbs)
Production	101,238	106,481
Sales	107,929	109,896

Average prices and costs
Gold ($/oz)
Group's share price realized	358	355
London spot price	352	290
Group's share cash cost	204	168
Group's share total cost	262	229
Copper ($/lb)
Price realized	0.75	0.71
London spot price	0.75	0.71
Cash cost	0.51	0.42
Total cost	0.67	0.58

Consolidated net earnings in accordance with Canadian GAAP for the first quarter of 2003 were $67 million ($0.17 per share after interests on preferred securities), compared with $47 million ($0.14 per share) for the same period in 2002.

Mine operating earnings for the first three months of 2003 were $93 million, a decrease of $1 million over 2002.

Gold operating earnings increased by 2% to $83 million in the first quarter of 2003 compared with 2002 due to higher unit costs more than offsetting higher sales volume. Gold sales revenue for the quarter was $339 million compared with $236 million in the prior year period, an increase of 44% reflecting a 38% increase in sales volume and a $3 per ounce increase in the average realized price. The higher sales volume in 2003 reflected the inclusion of the acquisition of AurionGold in the fourth quarter of 2002. Consolidated gold production for the first quarter of 2003 increased by 35% to 908,000 ounces over the 2002 period. The increase is primarily due to the acquisition of AurionGold and increased production from the Golden Sunlight, Cortez and Porgera mines partially offset by lower production from the Granny Smith and Bald Mountain mines, no production from the Turquoise Ridge mine due to the stockpiling of ore and lower production from the Dome mine due to the formation of the Porcupine Joint Venture on July 1, 2002. The increase in average realized sales price was due to a 21% increase in the average market price, partially offset by a decrease in the contribution from Placer Dome’s precious metals sales program to $7 million in the first quarter of 2003 from $42 million in the first quarter of 2002. Placer Dome’s share of cash and total production costs per ounce for the period were $204 and $262, respectively, compared with $168 and $229 in the prior year period. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher cost AurionGold mine interests acquired in the fourth quarter of 2002 ($12 per ounce), and the impact of the following items on the Placer Dome’s other mining operations: the appreciation of the South African rand, the Canadian dollar and the Australian dollar against the United States dollar (cumulatively $10 per ounce); increased global energy costs ($8 per ounce); increased royalties and production taxes due to increased production ($5 per ounce) and mine site operational issues.

Copper operating earnings of $12 million in the first quarter of 2003 were 8% lower than 2002 as higher costs more than offset increased revenues due to higher realized copper prices. Copper sales revenue for the quarter was $77 million compared with $73 million in 2002 period, reflecting a 6% increase in average realized price partially offset by a 2% decrease in sales volume. Consolidated copper production in the first quarter of 2003 was 101.2 million pounds (45,900 tonnes), down 5% from the prior year period due to lower production at the Osborne mine. Placer Dome’s share of cash and total production costs per pound of copper for the period were $0.51 and $0.67, respectively, compared with $0.41 and $0.55, respectively, in 2002. The increase in unit production costs reflects lower copper production at the Osborne mine, higher energy costs, the appreciation of the Australian dollar and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

Other income and expenses
Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $41 million in the first quarter of 2003, an increase of $17 million from the prior period. The $7 million increase in exploration was due to additional mine site exploration primarily at Kanowna Belle, Kalgoorlie West, Cortez and Turquoise Ridge. The $7 million increase in resource development, technology and other was due to the amortization of $5 million of the fair value allocated to undeveloped mineral interests acquired with AurionGold in excess of the estimated residual value of the interests and expenditures on the Pueblo Viejo feasibility study. The increase in general and administration costs was primarily due to costs associated with the integration of the AurionGold operations.

Pre-tax non-hedge derivative gains in the first three months of 2003 were $34 million (2002 - nil). Included in this amount are net unrealized non-cash gains of $49 million (2002 – gain of $4 million) primarily related to the mark-to-market value changes on option contracts and Australian dollar denominated metal instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods. The positive impact in the quarter primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

Investment and other business income in the first three months of 2003 were $18 million compared with $7 million in the year-earlier period. This increase was due to non-cash foreign exchange gains of $6 million, the settlement of a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

Interest and financing expenses were $12 million and $11 million in the first quarter of 2003 and 2002, respectively. The increase relates to the debt acquired with AurionGold which was repaid in late January 2003 and interest on the March, 2003 private placement of $200 million of 6.375% 30 year debentures.

The effective tax rate, at 26%, remained in line with the prior period.

Financial Condition, Liquidity and Capital Resources
Cash flow from operations decreased by $11 million to $86 million in the first quarter of 2003 compared with the corresponding period in 2002. The decrease of 11% primarily reflects an increase in cash operating costs, deferred stripping expenditures and non mine operating costs (including exploration and resource, technology development and other) partially offset by an increase in sales revenues and a comparative decrease in the investment in non-cash working capital.

Expenditures on property, plant and equipment in the first three months of 2003 amounted to $39 million, an increase of $12 million compared with the 2002 period. The expenditures included outlays of $13 million for the main shaft and underground development at the South Deep Mine (2002 - $9 million), $7 million for processing enhancements and development at Zaldivar (2002 - $2 million) and a total of $10 million relating to development and equipment enhancement at the Henty, Kalgoorlie West and Kanowna Belle properties.

Consolidated current and long-term debt balances at March 31, 2003 were $748 million, compared with $686 million at December 31, 2002. Financing activities in the first three months of 2003 included $200 million of 6.375% 30 year debentures raised through a private placement and the repayment of $137 million of debt assumed in the AurionGold acquisition. On April 24, 2003, the Corporation redeemed, for cash, $185 million of 8.625% Series A, Preferred Securities. Long-term debt and capital lease repayments in 2002 were $33 million. Dividend payments of $2 million were made related to the preferred shares, a decrease of $14 million from the first quarter of 2002, when we paid $16 million related to the common shares. There were no dividend payments in the first quarter of 2003 (2002 - $16 million) as a dividend was declared, but is not payable until the second quarter.

On March 31, 2003, consolidated cash and short-term investments amounted to $653 million, an increase of $107 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $632 million was held by the Corporation and its wholly owned subsidiaries and $21 million by other subsidiaries. Placer Dome also has approximately $705 million of undrawn bank lines of credit available.

(b)   Consolidated Financial Statements

	Canadian Basis Consolidated statements of earnings (unaudited)
	For the three months ended March 31
	2003 $	2002 $

Sales	422	315
Cost of sales	252	165
Depreciation and depletion	78	57

Mine operating earnings	92	93

General and administrative	12	9
Exploration	14	7
Technology, resource development and other	15	8

Operating earnings	51	69

Non-hedge derivative gains	34	-
Investment and other business income	18	7
Interest and financing	(12)	(11)

Earnings before taxes and other items	91	65

Income and resource taxes	(24)	(17)
Minority interests	-	(1)

Net earnings	67	47

Net earnings attributable to common shareholders	71	43

Per common share
Net earnings	0.17	0.13
Diluted net earnings	0.17	0.13
Dividends	0.05	0.05

Weighted average number of common shares (millions)
Basic	408.8	329.3
Diluted	409.2	332.3

	Canadian Basis Consolidated statements of cash flows (unaudited)
	For the three months ended March 31
	2003 $	2002 $

Operating activities
Net earnings	67	47
Add (deduct) non-cash items
Depreciation and depletion	78	57
Amortization of stripping	15	9
Deferred stripping (note 2(c))	(19)	(5)
Unrealized gains on derivatives	(35)	-
Deferred reclamation	3	3
Future income and resource taxes	4	16
Other items, net	(6)	1
Change in non-cash operating working capital	(21)	(31)

Cash from operations	86	97

Investing activities
Property, plant and equipment	(39)	(27)
Short-term investments	(1)	-
Disposition of assets	2	3
Other, net	(3)	(1)

	(41)	(25)

Financing activities
Short-term debt	-	1
Long-term debt and capital leases
Borrowing	200	-
Repayment	(138)	(33)
Common shares issued	1	12
Dividends paid
Common shares	-	(16)
Preferred securities	(2)	-

	61	(36)

Net increase in cash and cash equivalents	106	36

Cash and cash equivalents
Beginning of period	539	434

End of period	645	470

	Canadian Basis Consolidated balance sheets (unaudited)
	March 31 2003 $	December 31 2002 $

Assets
Current assets
Cash and cash equivalents	645	539
Short-term investments	8	7
Accounts receivable	103	101
Income and resource tax assets	9	10
Inventories	202	206

	967	863

Goodwill	200	200
Other assets	154	149
Future income and resource taxes	28	28
Deferred stripping	135	137
Purchased undeveloped mineral interests	239	244
Property, plant and equipment
Cost	4,564	4,510
Accumulated depreciation and depletion	(2,184)	(2,105)

	2,380	2,405

	4,103	4,026

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	212	200
Income and resource taxes payable	20	37
Current portion of long-term debt and capital leases	203	341

	435	578

Long-term debt and capital leases	545	345
Reclamation and post closure obligations	226	215
Future income and resource taxes	228	225
Deferred commodity and currency sales contracts and derivatives	189	233
Deferred credits and other liabilities	54	45
Commitments and contingencies (notes 7 and 8) Shareholders' equity	2,426	2,385

	4,103	4,026

	Canadian Basis Consolidated statement of shareholders' equity (unaudited)
	For the three months ended March 31
	2003 $	2002 $

Common shares (ii), opening	2,595	1,862
Exercise of options	1	12

Common shares, closing	2,596	1,874

Preferred securities	257	257

Contributed surplus, opening	51	50
Stock-based compensation	(3)	1

Contributed surplus, closing	48	51

Cumulative translation adjustment	(40)	(40)

Deficit, opening	(478)	(548)
Net income	67	45
Common share dividends	(20)	(16)
Preferred securities dividends	(4)	(3)

Deficit, closing	(435)	(522)

Shareholders' equity	2,426	1,620

(i)	At March 31, 2003, the Corporation had outstanding $185 million 8.625% Series A Preferred Securities and $77 million 8.5% Series B Preferred Securities, due December 31, 2045. The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001, and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount. On April 24, 2003, the Corporation redeemed, for cash, $185 million of its 8.625% Series A Preferred Securities (note 7).

(ii)	Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At March 31, 2003, there were 11,515,329 vested and 6,238,425 unvested stock options outstanding.

The Corporation follows the disclosure-only provisions of CICA 3870. “Stock-based Compensation and Other Stock-based Payments”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Corporation’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	Nine months
	2003	2002
	$	$

Net earnings - as reported	67	47
Net earnings - pro forma	64	44
Net earnings per share - as reported	0.17	0.13
Net earnings per share - pro forma	0.17	0.12

(c)     Change in accounting policies

(i)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive with restatement of prior period comparative figures, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. This change was applied retroactively with restatement of prior period comparative figures. The impact of the change in the first quarter of 2002 was to increase mine operating earnings and net earnings by $2 million or $0.01 per share.

(ii)	Effective January 1, 2003, the Corporation early adopted CICA 3110, "Asset Retirement Obligations" retroactively with restatement of prior periods' comparative figures. CICA 3110, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) will be recorded and will be depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The impact of the change on net earnings in the first quarter of 2002 was nil.

(d)     Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

   (i)     Product segments on a Canadian Basis

	Sales by metal segment
	For the three months ended March 31

	2003	2002
	$	$

Gold	339	236
Copper	77	73
Silver	6	6

	422	315

   (ii)     Segment profit (loss) on a Canadian Basis

	Sales		Mine Operating Earnings
	For the three months ended March 31
	2003	2002	2003	2002
	$	$	$	$

U.S. basis (note 3(b))	409	303	93	96
La Coipa	12	10	2	-
Osborne	-	-	(1)	(2)
Porgera	-	-	(3)	(3)
Metal hedging revenue realized	1	2	1	2
Currency hedging revenue realized	n/a	n/a	1	(2)
Other	-	-	(1)	1

	422	315	92	92

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: April 30, 2003